SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2009

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Security Systems Announced That Fourth Quarter 2008 and Audited Year-end 2008 Financial Statements are Expected to be Published on July 13, 2009 dated June 30, 2009.

                                                                          ITEM 1

Magal Security Systems Announced That Fourth Quarter 2008 and Audited Year-end 2008 Financial Statements are Expected to be Published on July 13, 2009

Press Release

Source: Magal Security Systems Ltd

On Tuesday June 30, 2009, 8:25 am EDT

YAHUD, Israel, June 30 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (NASDAQ: MAGS, TASE: MAGS) today announced that it intends to publish its fourth quarter 2008, as well as its audited annual financial results for 2008, on Monday, July 13, 2009. Management will hold an investors' conference call on the same day, at 10AM Eastern Time or 5PM Israel time, to discuss the results.

In addition, management expects to publish the company's financial results for the six months ended June 30, 2009 prior to the end of August 2009. Results of 3 months ended on March 31,2009, will not be released at this point.

Investors' Conference Call Information:

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

                        US Dial-in Number: 1-888-668-9141

                       Israel Dial-in Number: 03-918-0610

                        UK Dial-in Number: 0-800-917-5108

                  International Dial-in Number: +972-3-918-0610

                                       at:

            10:00pm Eastern Time; 3:00pm UK Time; 5:00pm Israel Time

A replay of the call will be available from the day after the call. The link to the replay will be accessible from Magal's website at: http://www.magal-ssl.com.

About Magal Security Systems Ltd.:

Magal S3i is a leading international solution provider, in the business of Security, Safety, Site Management and Intelligence analysis.

Based on 35 years of experience and interaction with customers, the company has developed a unique set of solutions and products optimized for perimeter, outdoor and general security applications. Magal S3i's turnkey solutions are typically integrated and managed by a single sophisticated modular command and control software, supported by expert systems for real-time decision support.

Magal S3i's broad portfolio of critical infrastructure and site protection management technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems as well as a sophisticated protection package for sub-surface intrusion.

A world innovator in the development of CCTV, IVA and motion detection technology for outdoor operation, Magal S3i has successfully installed customized solutions and products in more than 75 countries worldwide.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    For more information:
    Magal Security Systems Ltd.
    Yoav Stern, Acting President & CEO
    Tel: +972-3-539-1421
    Cell: +972-54-311-3110
    Assistant: Ms. Elisheva Almog
    E-mail: elisheva@magal-ssl.com
    Web: http://www.magal-ssl.com

    GK Investor Relations
    Ehud Helft/Kenny Green
    Tel: (US)+1-646-201-9246
    Int'l dial: +972-3-607-4717
    E-mail: info@gkir.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Yoav Stern
                                                -------------
                                                Yoav Stern
                                                Acting President and
                                                Chief Executive Officer




Date:  June 30, 2009